ReAlpha Asset Management Inc.

6515 Longshore Loop, Suite 100

Columbus, OH 43017

August 10, 2021

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jonathan Burr

Re:	ReAlpha Asset Management Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed July 13, 2021
File No. 024-11523

Dear Mr. Burr,

We hereby submit the responses of ReAlpha Asset Management Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 3, 2021, providing the Staff’s comments with respect to the Company’s offering statement on Amendment No. 2 to Offering Statement on Form 1-A. Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment No. 3”), and the Offering Statement Amendment No. 3 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1. We note your responses to comments 1 and 2. Please provide us a more detailed analysis explaining how you intend to comply with Regulation CF. In addition, please tell us more specifically how you intend to comply with the requirements for funding portals in light of your plan to integrate your M3 Platform with the broker-dealer’s own Regulation CF compliant platform.

As described in the Offering Circular filed with Amendment No. 2 to the Offering Statement, a new limited liability company will be formed for each property or group of related properties that are ready to be listed on short-term rental sites (the “Property LLCs”). After the completion of the offering of our common stock covered by the pending Offering Statement, membership interests representing a minority interest in those limited liability company subsidiaries would be offered for sale to potential purchasers.

After our recent conversation with the Staff, we have decided that our M3 Platform will not be used in the process for offering membership interests in the Property LLCs. The use of M3 Platform will be limited to providing purchasers who have purchased membership interests and become Syndicate Members with a means of accessing the performance of their investment in the Property LLCs.

We have accordingly revised the Offering Circular to describe this limited use of the M3 Platform.

With respect to your general question about how the offering of minority interests in the Property LLCs would comply with Regulation Crowdfunding in the event that registration exemption is used in the future, please note the following:

Eligibility

Each Property LLC would be eligible to use Regulation Crowdfunding.

As is the case with the existing Property LLCs, each of the additional Property LLCs would be organized under the law of state within the United States. The Property LLCs would not be investment companies as defined in Section 3 of the Investment Company Act because they would not be engaged in the business of investing, reinvesting, or in securities; they would simply own real estate. None of the parties associated with ReAlpha Asset Management, Inc. are disqualified under Rule 503 of Regulation Crowdfunding and care would be taken to make sure that is the case with all parties associated with the Property LLCs and the offering of their membership interests. None of the Property LLCs will have sold securities in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”), at the time they first offer their membership interests for sale and those affiliated Property LLCs who have completed an offering under Regulation Crowdfunding will have filed the ongoing annual reports required by Regulation Crowdfunding.

Use of Intermediary

The Regulation Crowdfunding offering would be conducted exclusively through the platform of a single qualified intermediary. As noted above, our M3 Portal would not be used in the offering.

Amounts Sold

The aggregate purchase price of all of the membership interests in the Property LLCs sold would be aggregated and limited to $5 million in any 12 month period. If the offerings of membership interests in the Property LLCs under Regulation Crowdfunding commence no sooner than 30 days after the termination of this Regulation A offering, this Regulation A offering and the Regulation Crowdfunding offering would not be integrated based on the safe harbor provided by Rule 152.

The amount sold to any single purchaser that is not an accredited investor would be limited to the amounts set forth in Rule 100(a)(2).

Disclosure

Each Property LLC offering membership interest would file with the Securities and Exchange Commission (the “SEC”) and provide its chosen intermediary with a Form C before commencing an offering under Regulation Crowdfunding.

Publicity

Each Property LLC would limit its advertising, if any, in connection with the offering to the statements permitted by Rule 204.

Based on these considerations, we believe that Regulation Crowdfunding would be available for the offering of membership interests in the Property LLCs, should that exemption be chosen for the offering to Syndicate Members. In addition, we have had conversations with Dalmore Group, a registered broker-dealer about the use of its Regulation CF platform to further confirm our belief.

We also believe that Regulation A would be available to each Property LLC for the offering of its membership interests to Syndicate Members.

Eligibility

Each Property LLC would be eligible to use Regulation A.

As noted above, each Property LLC has been, and each future Property LLC will be, organized under the laws of a State within the United States and would not be an investment company. No Property LLC will have been subject to an order under Section 12(j) of the Securities Exchange Act of 1934, as amended, or be disqualified under Rule 262. At the time a Property LLC would file an Offering Statement under Regulation A, it would not have been subject to the reporting requirements of Rule 257 and ReAlpha Asset Management, Inc. would have filed all reports it was required to file under Rule 257.

Amounts Offered

If a Property LLC elected to use Regulation A to offer its membership interests to potential purchasers, the amount offered by it would take into account the gross proceeds received by other Property LLCs within the prior 12 months for purposes of Rule 251(a). We do not believe that sales of our common stock under the pending Offering Statement should be integrated with the offering of membership interests by the Property LLCs. They are not part of a single plan of financing; they involve different classes of securities; the issuers are different; and the proceeds we are raising under Regulation A are to be used for purposes in addition to the acquisition of property.

Disclosure

Each Property LLC would file an Offering Statement on Form 1-A with the SEC for its qualification.

Based on these considerations, we believe that Regulation A would also be available for the offering of membership interests in the Property LLCs, should that exemption be chosen for the offering to Syndicate Members.

Financial Statements

Note 1: Nature of Operations, page F-8

2. Please tell us if your parent company or an affiliate has purchased any additional properties subsequent to your inception, on your behalf. We refer you to Rule 8-06 of Regulation S-X.

ReAlpha Asset Management Inc wholly-owned subsidiaries have purchased the following four properties since our initial offering statement.

1. 5241 North West 5th Street Miami, FL 33126

2. 746 Greenland Way Grand Prairie, TX 75050

3. 3121 Fieldview Dr Garland, TX 75044

4. 1822 Rosewood St Dallas, TX 75050

The above-mentioned properties are single-family residences that were purchased by ReAlpha Asset Management Inc wholly-owned subsidiaries from the sellers as vacant properties. These properties did not have any revenue generating income. Hence, we will not be able to provide any historical financial information for these properties until we complete the renovation and onboarding on Airbnb for revenue generation.

Please note the property purchase information for these properties have been added to the offering statement amendment.

Note 5: Cash and Restricted Cash, page F-12

3. We note your disclosure stating that restricted cash can represent a cash deposit or funds in escrow, for properties being acquired. Please tell us if you have any probable property acquisitions. Refer to Rule 8-06 of Regulation S-X.

Restricted cash refers to the funds held by our lending partner “LendingOne”. These funds are approved towards renovation of properties and will be released to us only after partial or full completion of renovation. They do not pertain to acquisitions other than those declared in our offering.

We do not have any further probable property acquisitions.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 614-633-7155.

Sincerely,

ReAlpha Asset Management Inc.

By:	/s/ Mike Logozzo
Mike Logozzo
Chief Financial Officer

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